Laboratory Corporation of America-Registered Trademark-Holdings
   358 South Main Street
   Burlington, NC   27215
   Telephone:  336-584-5171


FOR IMMEDIATE RELEASE              CONTACT:  PAMELA SHERRY
                                             336-584-5171, Ext. 4855

                        SHAREHOLDER DIRECT:  800-LAB-0401
                                             WWW.LABCORP.COM

LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
SECOND QUARTER AND SIX MONTH RESULTS


BURLINGTON, NC, JULY 21, 1998 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced results for the quarter and six months ended June 30, 1998.

SECOND QUARTER RESULTS

Net sales for the second quarter were $386.1 million, operating income $37.3 million, and net income $12.8 million. This compares with net sales of $389.6 million, operating income of $30.9 million, and net income of $4.1 million for the same period in 1997. After deducting preferred stock dividends, basic and diluted earnings per common share were $0.01 in the second quarter of 1998 compared to $0.02 for the same period in 1997.

The revenue decline of approximately 1% is the result of a 4.3% reduction in volume offset by a 3.5% increase in price. The progress in maintaining revenues, slowing the decline in accessions, and improving price during the second quarter is directly related to steps taken to implement the Company's Strategic Plan.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), considered by LabCorp to be the best measurement of its performance, was $58.3 million for the second quarter of 1998, or 15.1% of net sales, versus $52.3 million, or 13.4% of net sales, for the comparable period in 1997. Furthering LabCorp's trend in operating expense reduction, second quarter operating expenses declined by 2.8%, or $10.0 million, compared to the same period in 1997.

"We are pleased with our results for the second quarter," said Thomas P. Mac Mahon, President and Chief Executive Officer. "They reflect our strategy to improve price and strengthen revenues. We also continue to see the benefits of our cost containment initiatives, operational reviews, and our enhanced customer satisfaction and account retention programs. Our days sales outstanding (DSO) remained constant with the DSO reported for the first quarter of 1998. Operating cash flow for the quarter was $37.6 million. As a result, we were able to pay-down $10.0 million in debt during the quarter, reducing to zero the balance on our revolving line of credit."


SIX MONTH RESULTS

Net sales for the six month period ended June 30, 1998 were $759.1 million, operating income $66.7 million, and net income $22.1 million. For the same period in 1997, net sales were $781.1 million, operating income was $58.6 million, and net income $6.4 million. After deducting preferred stock dividends, the basic and diluted loss per common share was $0.00 in 1998 compared to basic and diluted earnings per common share of $0.04 in 1997. The revenue decline of approximately 3% consists of a 4.5% decrease in volume partially offset by a 1.8% increase in price. EBITDA for the first six months of 1998 was $108.6 million, or 14.3% of net sales, versus $101.5 million, or 13.0% of net sales, for the comparable period in 1997. Operating expenses in the first six months of 1998 declined by 4.2%, or $30.1 million, compared to the same period in 1997. Operating cash flow was $65.5 million.

"We continue to focus on returning LabCorp to revenue growth by adding profitable new business and implementing customer retention programs," said Mr. Mac Mahon. "Additionally, emphasis on appropriate pricing, effective cost management, and implementation of our Strategic Plan has begun to yield benefits. Examples include two major managed-care agreements in Florida which cover 1.5 million persons. Acquisitions of Medlab, Inc. in Delaware, and Universal Standard Healthcare, Inc.'s laboratory in Detroit, when completed, are consistent with our strategy to add volume in key geographic markets."

We also continue to emphasize our leadership position in HIV testing and are encouraged by the number of inquiries generated in connection with two new diagnostic testing procedures offered exclusively through LabCorp in partnership with Virco. The new tests, which we began offering July 20, provide physicians with data to evaluate resistance of HIV to antiretroviral drugs. We also believe these new tests represent important advances in optimizing treatment choices in the fight against HIV/AIDS."

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1997.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory organization with annual revenues of $1.5 billion in 1997. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analyses to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed-care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.




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

                        LABORATORY CORPORATION OF AMERICA HOLDINGS
                             SUMMARIZED FINANCIAL INFORMATION
                       (Dollars in millions, except per share data)



                                            (Unaudited)        (Unaudited)
                                        Three Months Ended   Six Months Ended
                                              June 30,           June 30,
                                        ------------------   ----------------
                                         1998        1997    1998       1997
                                        ------------------   ----------------
Net sales                              $ 386.1    $ 389.6    $ 759.1   $ 781.1
                                       =======    =======    =======   =======

Operating income                          37.3       30.9       66.7      58.6
                                       =======    =======    =======   =======

Earnings before income taxes              25.4       10.1       44.2      16.0

Provision for income taxes                12.6        6.0       22.1       9.6
                                       -------    -------    -------   -------

Net earnings                              12.8        4.1       22.1       6.4

Less preferred stock dividends
 and accretion of manditorily
 redeemable preferred stock               11.5        1.2       22.7       1.2
                                       -------    -------    -------   -------
Net gain (loss) attributable to
 common shareholders                   $   1.3    $   2.9    $  (0.6)  $   5.2

Basic and diluted earnings
 (loss) per share (1)                  $  0.01    $  0.02    $  0.00   $  0.04
                                       =======    =======    =======   =======

   (1) Earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and six-month periods ended June 30, 1998 of 124,506,673 shares and 124,452,465 shares, respectively, and the weighted average number of shares outstanding during the three-and six-month periods ended June 30, 1997 of 122,920,200 shares and 122,935,080 shares, respectively.
